Exhibit 99.1

Camtek Ltd.
P.O. Box 544 Migdal Haemek 23150, Israel
Tel: +972-4-604-8100 • Fax +972-4-6440523
E-Mail: info@camtek.co.il • Web site: http://www.camtek.co.il

FOR IMMEDIATE RELEASE

CAMTEK CONTACT:

Moshe Amit

+972-4-604-8308 (tel);          +972-4-604 8300 (fax);          +972-5-469-4902 (mobile)

mosheamit@camtek.co.il

 CAMTEK ANNOUNCES ORBOTECH AGREES NOT TO SEEK

PROVISIONAL INJUNCTION

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May 14 Hearing Cancelled

MIGDAL HAEMEK, Israel – Thursday, May 13, 2004 – Camtek Ltd. (NASDAQ: CAMT) announced today that, following Wednesday’s court order canceling the ex parte temporary injunction against Camtek, the District Court in Nazareth, Israel has approved an agreement reached today between Camtek and Orbotech Ltd.  Under the agreement, Orbotech has agreed that, during the course of the previously announced patent litigation between the two companies relating to Camtek’s Dragon and Falcon systems, it will not seek the provisional injunction against Camtek it had previously sought. In light of this agreement, the hearing previously scheduled for May 14 has been cancelled.  The court approved that the litigation will proceed in accordance with ordinary civil procedures, rather than the accelerated procedures associated with proceedings for provisional relief.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC.